SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated October 16, 2014	1

MATERIAL FACT

Banco Santander, S.A. discloses information in connection with the flexible remuneration program “Santander Dividendo Elección” (scrip dividend scheme) to be applied to the second 2014 interim dividend. An informative document is enclosed for purposes of article 26.1.e) of Royal Decree 1310/2005, of 4 November (implementing Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading).

Boadilla del Monte (Madrid), October 16, 2014

INFORMATIVE DOCUMENT

CAPITAL INCREASE CHARGED TO RESERVES

BANCO SANTANDER, S.A.

October 16, 2014

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLE 26.1.E) OF ROYAL DECREE 1310/2005.

1.	OBJECT

The ordinary general shareholders’ meeting of Banco Santander, S.A. (“Banco Santander”, “Santander” or the “Bank”) held on March 28, 2014 resolved, under item ten C of its agenda, to increase the share capital of Banco Santander, with full charge to reserves, in an amount to be determined in accordance with the terms and conditions set out in the resolution (the “Increase”), delegating the execution of the Increase to the board of directors, with authority to delegate in turn to the executive committee, pursuant to article 297.1.a) of Royal Legislative Decree 1/2010, of 2 July, by means of which the consolidated Spanish Capital Corporations Law was passed (“Spanish Capital Corporations Law”).

The executive committee of the Bank, in the meeting held on October 16, 2014, has resolved to execute the Increase in accordance with the terms and conditions set out by the ordinary general shareholders’ meeting, and has fixed the overall market value of the Increase (Amount of the Alternative Option) in 1,855 million Euro, pursuant to that resolution of the general shareholders’ meeting.

In accordance with article 26.1.e) of Royal Decree 1310/2005, of 4 November (implementing Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading), the preparation and publication of a prospectus related to the admission to listing of the shares issued as a consequence of the execution of the Increase will not be necessary “provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This informative document provides such information. This document is available at the Bank’s website (www.santander.com) and at the CNMV’s website (www.cnmv.es)

2.	PURPOSE OF THE INCREASE: “SANTANDER DIVIDENDO ELECCIÓN” PROGRAM

The Increase serves as an instrument for the shareholder-remuneration program named “Santander Dividendo Elección” which shall be applied to the second 2014 interim dividend in October / November 2014. This program was implemented by the Bank for the first time in 2009 and has been applied since then with wide acceptance by shareholders. The program allows shareholders to opt between receiving newly issued Santander shares or an amount in cash broadly equivalent to the second interim dividend of 2014. The “Santander Dividendo Elección” program is similar to other programs implemented in the past by other international banks and follows the suggestions made by the shareholders of Banco Santander. With it, Santander’s shareholders benefit from more flexibility, since they will be able to adapt their remuneration to their preferences and personal situation, also benefiting from a more favourable tax treatment in case they opt to receive new shares.

“Santander Dividendo Elección” program works as follows. Each shareholder will receive a free allotment right for every Santander share held. These rights will be listed on and may be traded on the Spanish Stock Exchanges during a 15 calendar day period. Following the end of this period, the rights will be automatically converted into new Santander shares. Each shareholder may opt for one of the following alternatives:

(i)	Receive new Santander shares. In this case, the shareholder will receive free of charge the number of shares corresponding to the number of rights held. The delivery of shares will not be subject to Spanish withholding tax.

(ii)	Receive a cash payment broadly equivalent to the traditional second interim dividend. To this end, Banco Santander has assumed an irrevocable undertaking to acquire the free allotment rights for a fixed price. This option will be offered only to shareholders of record as of the date when the free allotment rights are granted (envisaged for October 17, as set out in the calendar shown in Section 3.4 below) and only with regard to the allotment rights granted on that date. Consequently, the free allotment rights acquired on market may not be tendered in Banco Santander´s offer. This option will be subject to the same tax treatment as a dividend distribution and, therefore, the amount to be paid to the shareholders will be subject to a 21% Spanish withholding tax deduction.

(iii)	Receive a cash payment through selling rights on market. Given that the rights will be listed, the shareholders may sell them on market at any time during the trading period described in section 3.5 below at the prevailing market price rather than at the guaranteed price offered by Banco Santander. The proceeds for the on market sale will not be subject to Spanish withholding tax.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their specific needs.

Shareholders who do not make an election will receive new shares unless they have previously given (in previous programs) permanent instructions as described in section 3.5 below.

3.	DETAILS OF THE OFFER

3.1.	Number of rights needed and number of shares to be issued

Pursuant to the formulae set forth in section 2 of the general shareholders’ meeting resolution, the executive committee has set the following details of the Increase:

(i)	The number of free allotment rights needed to receive a new share is 46. The shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for October 17) will be allotted a free allotment right for each share of Santander held. Therefore, the aforementioned shareholders will have the right to receive a new share for each 46 old shares held on the mentioned date.

Such number of rights has been calculated as follows, considering that the number of outstanding shares of the Bank is 11,988,091,130, that the Amount of the Alternative Option is 1,855,000,000 Euros, as indicated above, and that the average market price of the Santander share in the term set out in the capital increase resolution (PreCot) is 7.117 Euros:

Num. rights = NTAcc / (Amount Alternative Option / PreCot) = = 11,988,091,130 / (1,855,000,000/7.117) = 45.99420192572 = 46 rights (rounded up to the nearest whole number)

(ii)	The number of shares to be issued is 206,610,676. Nevertheless, the actual number of shares which shall be finally issued may be lower, as it will depend on the number of rights acquired by Banco Santander under its undertaking to purchase free allotment rights. Banco Santander will waive the free allotment rights it acquires by virtue of such undertaking. Therefore, only the shares corresponding to the free allotment rights not acquired by Banco Santander will be issued. This number results from the following formula:

NAN = NTAcc / Num. rights = 11,988, 091,130 / 46 = 260,610,676 new shares (rounded down to the nearest whole number).

In order to ensure that the number of free allotment rights needed to receive a new share and the number of shares to be issued are whole numbers and not fractions, Pereda Gestión, S.A., a subsidiary of Banco Santander, has waived 34 free allotment rights, corresponding to 34 shares of Banco Santander held by it.

3.2.	Amount of the Increase and reserve against which it will be charged

In view of the number of shares to be issued set out above, the maximum amount of the Increase is 130,305,338 Euros. The amount by which the Bank’s capital will actually be increased is dependant upon the number of shares finally issued.

The amount of the Increase will be charged against the share premium reserves, which amounted to 36,804 million Euros as of December 31, 2013.

3.3.	Price of the undertaking to purchase rights

The gross price at which Banco Santander undertakes to purchase rights is 0.151 Euros per right, calculated pursuant to the formula set forth in the Increase resolution as follows:

Price of the undertaking to acquire the free allotment rights = PreCot / (Num. of rights + 1) = 7.117 / (46 + 1) = 0.15142 = 0.151 (rounded up or down to the nearest Euro thousandth and, in case of a half Euro thousandth, rounded up to the nearest Euro thousandth).

As a result, those shareholders willing to receive their remuneration in cash, will be able to sell their free allotment rights to Banco Santander at a fixed gross price of 0.151 Euros.

3.4.	Calendar

The envisaged calendar for the execution of the Increase is the following:

(i)	October 17, 2014. Publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“BORME”). Record date for the allotment of rights (23:59 h. CET).

(ii)	October 20, 2014. Beginning of the trading period of the rights. Santander share quotes “ex-coupon”.

(iii)	October 29, 2014. Last date to request remuneration in cash (sale of rights to Banco Santander).

(iv)	November 3, 2014. End of the trading period of the rights. Acquisition of free allotment rights by Banco Santander from those shareholders who have requested cash broadly equivalent to the traditional second interim dividend.

(v)	November 4, 2014. Banco Santander waives the rights so acquired. Closing of the Increase.

(vi)	November 5 – November 11, 2014. Actions for the registration of the Increase and admission to listing of the new shares on the Spanish Stock Exchanges.

(vii)	November 6, 2014. Cash payments to those shareholders who have so requested.

(viii)	November 12, 2014. Beginning of ordinary trading of new shares on the Spanish Stock Exchanges[1].

[1]	Subject to the granting of the relevant authorizations. The admission to trading of the new shares on the foreign Stock Exchanges on which the shares of the Bank are traded shall also be requested.

3.5.	Allotment of rights and procedure to opt for cash or new shares

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for October 17, 2014). The trading period of the rights will begin on the next business day and will have a term of fifteen calendar days (from October 20 to November 3, 2014).

During the trading period of the rights, the shareholders may opt for cash or new shares as explained above, as well as for acquiring on market free allotment rights to subscribe for new shares. However, those shareholders who wish to accept the undertaking to purchase rights offered by Banco Santander and receive cash at the guaranteed price shall need to communicate their decision no later than October 29, 2014. The undertaking to purchase rights is addressed only at the rights alloted free of charge to shareholders, and not to those acquired on market. To choose among the alternatives offered by the “Santander Dividendo Elección” program, shareholders will have to contact the entities where their Santander shares and corresponding free allotment rights are deposited. Specifically:

(i)	Shareholders whose shares are deposited at Grupo Santander. These shareholders may opt to receive, in the current program, their remuneration in cash at the guaranteed fixed price offered by Banco Santander from time to time. To this end, they will have to contact their usual branch and give the relevant order. Shareholders who opted in any previous “Santander Dividendo Elección” program to receive cash in subsequent programs at the guaranteed price will receive their remuneration in cash and no communication shall be required. In the absence of an express communication, shareholders who have not opted in previous programs to receive cash permanently will receive new shares. Grupo Santander shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive new shares. In case of sale of the rights on market, Grupo Santander shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)	Shareholders whose shares are deposited with other entities. These shareholders will have to contact the entity where their shares are deposited to make their decision. Specifically, if they want to receive cash at the fixed purchase price of Banco Santander’s undertaking, they shall make their option no later than October 29, 2014. In the absence of an express communication, shareholders will receive new Santander shares[2]. The depositary entities may charge to shareholders fees or costs related to the allotment of shares or to the sale of rights pursuant to the applicable regulations.

The capital increase is carried out free of fees and costs for shareholders in connection with the allotment of the new shares, with Banco Santander assuming the costs for the issue, subscription, placing on market, listing and other related costs.

[2]	Special arrangements may exist for those shareholders who hold their shares through the UK nominees and in the form of ADRs – please note section 6.

4.	NATURE OF THE SHARES TO BE ISSUED

4.1.	Face value, issue price and representation of shares

The new shares to be issued in the Increase will be ordinary shares with a face value of fifty Euro cents (0.5) each, of the same class and series as those currently outstanding. The new shares will be issued at an issue price of fifty Euro cents (0.5), that is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.

4.2.	Reserves to which the shares will be charged and balance sheet used for the Increase

The Increase is free of charge and, therefore, does not require any payment from the shareholders. As stated above, the Increase will be charged against the share premium reserves, which amounted to 36,804 million Euros as of December 31, 2013.

The balance sheet used for purposes of the Increase is that corresponding to December 31, 2013, duly audited by Deloitte, S.L. on February 21, 2014 and approved by the ordinary general shareholders’ meeting on March 28, 2014 under item one A of its agenda.

4.3.	Shares in deposit

Following the end of the trading period of the free allotment rights, the new shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be kept in deposit and available to those who evidence lawful ownership of the relevant free allotment rights. Three years after the end of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4.	Rights of the new shares

The new shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up, which is envisaged to happen on November 4, 2014.

4.5.	Admission to listing

The Bank will apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Mercado Continuo), and shall take the steps and actions that may be necessary with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico, New York –through ADSs (American Depositary Shares– and São Paulo, through BDRs –Brazilian Depositary Receipts–) in order for the new shares issued under the Increase to be admitted to trading. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the new shares in the Spanish Stock Exchanges will begin on November 12, 2014.

5.	TAX REGIME

Below there is a brief description of the tax regime currently applicable in Spain to the options available for shareholders. This description does not constitute tax advice and does not include all tax considerations that may be relevant for each shareholder in view of his particular circumstances. Therefore, shareholders are advised to consult with their tax advisors the tax regime applicable to them.

The delivery of the shares issued in the Increase will be considered for tax purposes as a delivery of fully paid-up free-of-charge shares, and therefore, shall not be considered income for purposes of Personal Income Tax (Impuesto sobre la Renta de las Personas Físicas) (“IRPF”), Corporate Income Tax (Impuesto sobre Sociedades) (“IS”), or Non-Resident Income Tax (Impuesto sobre la Renta de no Residentes) (“IRNR”), whether or not the shareholders act through a permanent establishment in Spain.

The acquisition value, both of the new shares received in the Increase and of the shares from which they arise, will be the result of dividing the total cost by the applicable number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise.

If the shareholders sell their free allotment rights on the market, the amount so obtained will be taxed as follows:

(i)	For purposes of the IRPF and the IRNR without permanent establishment, the amount obtained in the sale of the free allotment rights on the market follows the same rules as those applying to pre-emptive rights. Consequently, the amount obtained in the transfer of the free allotment rights on the market reduces the acquisition value for tax purposes of the shares giving rise to such rights, by application of Section 37.1.a) of Act 35/2006, of 28 November, on Personal Income Tax.

In this way, if the amount obtained in such transfer is higher than the acquisition value of the securities from which the rights arise, the excess amount will be treated as a capital gain for the seller in tax period in which the transfer takes place.

In the case of shareholders who are individuals and residents of the Historical Territories of the Basque Country, the amount obtained for the transfer of the free-of-charge allocation rights is regarded as a financial profit.

(ii)	Taxation under the IS and the IRNR with permanent establishment in Spain, to the extent that a full business cycle has been completed, will be determined in accordance with the relevant accounting rules.

In the event that the holders of the free allotment rights accept the Bank’s undertaking to acquire the free allotment rights for a fixed price, the tax regime applicable to the amount obtained in the transfer to the Bank of the free allotment rights held in their capacity as shareholders will be that applicable to cash dividends and, therefore, shall be subject to withholding.

6.	FOREIGN JURISDICTIONS WHERE BANCO SANTANDER IS LISTED

The options, terms and procedures indicated in this informative document may not be the same as those applicable to the shareholders owning Santander shares on the different foreign stock exchanges where the Bank is listed. These shareholders are urged to consult the public announcements made and other documents published in their jurisdictions.

*        *        *

Banco Santander, S.A.

Ignacio Benjumea Cabeza de Vaca
Secretary General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 16, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President